Incorporated in the Cayman Islands

JINKOSOLAR HOLDING CO., LTD

This is to certify that

is / are the registered shareholders of:

No. of Shares	Type of Share	Par Value
Date of Record	Certificate Number	% Paid

The above shares are subject to the Memorandum and Articles of Association of the Company and transferable in accordance therewith.

Given under the Common Seal of the Company

____________________ Director   ____________________ Director / Secretary